                            KUNZMAN & BOLLINGER, INC.
                                ATTORNEYS-AT-LAW
                          5100 N. BROOKLINE, SUITE 600
                          OKLAHOMA CITY, OKLAHOMA 73112

                            Telephone (405) 942-3501
                               Fax (405) 942-3527



                                 March 15, 2006


FACSIMILE
(202) 772-9368
--------------

Ms. Carmen Moncada-Terry
Securities and Exchange Commission
Mail Stop 0405
450 Fifth Street N. W.
Washington, DC 20549

         RE:  Atlas America Public #15-2005 Program
              SEC Registration No. 333-127355
              -------------------------------------

Dear Ms. Moncada-Terry:

         This letter is pursuant to our telephone conversation on March 15, 2006 with respect to the above-referenced program. As we discussed, the program's Post-Effective Amendment No. 1 (the "Amendment") for the offering of Atlas America Public #15-2006(B) L.P. (the "Partnership"), which is the second limited partnership to be offered under the program, was filed with the SEC on March 1, 2006. The Amendment currently is subject to a limited review by the SEC relating to the tax opinion and undertakings, and is not yet effective.

         The first question I presented to you during our telephone conversation was whether or not oral offers of the Partnership's investment units may be made to potential investors during the period between filing the Amendment and the effectiveness of the Amendment (the "waiting period"), since oral offers of the Partnership's units might be made during the "Client Appreciation Dinner" referenced in the invitation set forth below. If the answer is that oral offers of the Partnership's units may be made during the waiting period, then the second question I presented to you was whether:

                 o the following invitation (which was prepared by a third-party broker/dealer) is an impermissible written offer during the waiting period under Rule 134; or

                 o instead, the following invitation may be used by the Partnership during the waiting period because:

                          o the invitation falls within the safe harbor provided by Rule 134; or

                          o the invitation is a free writing prospectus which may be used by the Partnership, even though the Partnership is an ineligible issuer (i.e., a limited partnership which is not offering its securities on a firm commitment basis) under Rule 164(e)(2).

         The invitation discussed above reads as follows:




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KUNZMAN & BOLLINGER, INC.

Ms. Carmen Moncada-Terry
Securities and Exchange Commission
March 15, 2006
Page 2


                           "CLIENT APPRECIATION DINNER

     You & your friends are cordially invited to a private dinner hosted by

                          PK FINANCIAL STRATEGIES, LLC

                                    Featuring

                    VICKI L. BURBRIDGE OF ATLAS AMERICA, INC.

                      WHEN:   Wednesday, April 19th, 2006 6:00 pm
                     WHERE:   Price, Kong & Company
                              1313 East Osborn Road, Suite 220
                              Phoenix, Arizona 85014

                  Please respond at your earliest convenience to Katie at
                  (602) 776-6300."

         In this regard, we call to your attention to Section 509 of the SEC Telephone Interpretations Manual, located at http://www.sec.gov/interps/ telephone/cftelinterps_securitiesactrules.pdf, which provides that:

                  "The Division staff was asked whether a communication, which otherwise complied with Rule 134, could also contain notice of the time and place at which a seminar would be conducted about the offering where prospectuses would be distributed. The Division staff responded that it would not view such a communication as permissible within Rule 134, as the purpose of the Rule is to facilitate distribution of prospectuses rather than to solicit attendees for seminars. (Note that the caller directed our attention to Highland Malt Ltd. (6/1/79), in which the Division staff reached a similar conclusion regarding a proposed Rule 134 communication that contained more information about the seminar than time and place.)"

However, SEC Rule 165(e)(2) provides that an ineligible issuer (such as the Partnership) may use a free writing prospectus that contains "only descriptions of the terms of the securities in the offering or the offering."

         If it is determined that the invitation may be used by the Partnership as a permissible free writing prospectus, then the Partnership would ensure that the following legend would be added to the invitation before it is used:

                  "The issuer has filed a post-effective amendment to the registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that post-effective amendment to the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-251-0171."

         Please direct your comments concerning this matter to the undersigned.

                                                    Very truly yours,

                                                    KUNZMAN & BOLLINGER, INC.

                                                    /s/ Wallace W. Kunzman, Jr.

                                                    Wallace W. Kunzman, Jr.

cc:      Mr. Jack Hollander
         Ms. Marci Bleichmar
         Mr. Justin Atkinson